SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 7)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Colony Resorts LVH Acquisitions, LLC
(Name of Issuer)

Class A Membership Units
(Title of Class of Securities)

Not Applicable
(CUSIP Number of Class of Securities)

Ben I. Adler, Esq.
Goldman, Sachs & Co. 200 West Street New York, New York 10282 212-902-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g), check the following box [_].

(continued on following pages)

SCHEDULE 13D
(Amendment No. 7)
CUSIP No. N/A
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) WH/LVH Managers Voteco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0.6
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0.6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0.6
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON* OO

(Page 2 of 8 Pages)

SCHEDULE 13D
(Amendment No. 7)
CUSIP No. N/A
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Alan Steven Kava
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0.6
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0.6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0.6
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON* IN

(Page 3 of 8 Pages)

SCHEDULE 13D
(Amendment No. 7)
CUSIP No. N/A
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Peter Weidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0.6
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0.6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0.6
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON* IN

(Page 4 of 8 Pages)

This Amendment No. 7 to statement on Schedule 13D (“Amendment No. 7”) is being filed jointly by WH/LVH Managers Voteco LLC (“Voteco”), Alan Steven Kava (“Mr. Kava”) and Peter Weidman (“Mr. Weidman” and together with Voteco and Mr. Kava, the “Reporting Persons”), and amends the original statement on Schedule 13D by Voteco, Jonathan Langer (“Mr. Langer”), Brahm Cramer (“Mr. Cramer”) and Stuart M. Rothenberg (“Mr. Rothenberg”) filed on July 31, 2006 (the “Original Schedule 13D”), as amended by Amendment No. 1 to statement on Schedule 13D filed on March 11, 2009 (“Amendment No. 1”), Amendment No. 2 to statement on Schedule 13D filed on August 24, 2009 (“Amendment No. 2”), Amendment No. 3 to statement on Schedule 13D filed on September 15, 2009 (“Amendment No. 3”), Amendment No. 4 to statement on Schedule 13D filed on January 5, 2010 (“Amendment No. 4”), Amendment No. 5 to statement on Schedule 13D filed on January 21, 2010 (“Amendment No. 5”) and Amendment No. 6 to statement on Schedule 13D filed on June 15, 2010 (“Amendment No. 6”) (the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the “Schedule 13D”).  This Amendment No. 7 relates to the class A voting membership units (“Class A Units”) of Colony Resorts LVH Acquisitions, LLC, a Nevada limited liability company (the “Company”).

Item 2.	Identity and Background.

The second sentence of Item 2(a) of the Schedule 13D is hereby deleted and replaced with the following:

“Mr. Kava and Mr. Weidman are the managers of Voteco and, effective as of May 19, 2011, collectively hold all of the membership interests in Voteco.”

Item 2(f) of the Schedule 13D is hereby deleted and replaced with the following:

“(f)  Voteco is a Delaware limited liability company and Mr. Kava and Mr. Weidman are United States citizens.”

Item 3.	Source and Amount of Funds or Other Consideration.

      Item 3 of the Schedule 13D is hereby amended by inserting the following new paragraph after the first paragraph thereof:

      “Effective as of May 19, 2011, Mr. Langer assigned to Mr. Kava 100% of Mr. Langer’s membership interests in Voteco for no consideration pursuant to the agreement attached hereto as Exhibit 21.  Effective as of May 19, 2011, Mr. Cramer assigned to Mr. Weidman 100% of Mr. Cramer’s membership interests in Voteco for no consideration pursuant to the agreement attached hereto as Exhibit 22.  Effective as of May 19, 2011, Steven Angel (“Mr. Angel”) assigned to Mr. Kava 50% of Mr. Angel’s membership interests in Voteco and to Mr. Weidman 50% of Mr. Angel’s membership interests in Voteco for no consideration pursuant to the agreement attached hereto as Exhibit 23.”

(Page 5 of 8 Pages)

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby deleted and replaced with the following:

“(a) As of July 19, 2006, Voteco beneficially owns 0.6 Class A Units representing 40.0% of the outstanding Class A Units. As of May 19, 2011, Mr. Kava and Mr. Weidman, as the members of Voteco, are deemed to beneficially own 0.6 Class A Units representing 40.0% of the outstanding Class A Units.”

      Item 5(b) of the Schedule 13D is hereby deleted and replaced with the following:

“(b)  Effective as of  May 19, 2011, each of the Reporting Persons has shared power to vote or direct the vote and, subject to the Transfer Restriction Agreement described below, shared power to dispose or direct the disposition of 0.6 Class A Units. Voteco’s power to dispose of such Class A Units is subject to the Transfer Restriction Agreement, pursuant to which Voteco may not transfer any Class A Units, except as provided in such Transfer Restriction Agreement.  See ‘Item 6. Contracts, Arrangements, Understandings of Relationships with Respect to Securities of the Issuer.’”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The fifth paragraph of Item 6 of the Schedule 13D is hereby deleted and replaced with the following:

“In connection with the application by Mr. Kava and Mr. Weidman to the Nevada Gaming Commission and other regulatory authorities for approval to participate in the management of gaming operations at the hotel/casino properties owned by the Company (the “Gaming Operations”) in connection with the acquisition of Class A Units, The Goldman Sachs Group, Inc. (“GS Group”) and Goldman Sachs (collectively, “Goldman”) and Mr. Kava and Mr. Weidman have agreed that Goldman will not take any action to influence Mr. Kava and Mr. Weidman in the exercise of their management or voting rights in respect of Gaming Operations, and Goldman has authorized Mr. Kava and Mr. Weidman to exercise such rights independently of, and without consultation with, Goldman. The Letter Agreement setting forth this agreement is attached hereto as Exhibit 24 and is incorporated herein by reference.”

(Page 6 of 8 Pages)

Item 7.	Material to be Filed as Exhibits.

Exhibit	Name

20	Joint Filing Agreement, dated June 8, 2011.
21	Assignment and Assumption of Limited Liability Company Interest in WH/LVH Managers Voteco LLC, dated December 31, 2009, between Mr. Langer and Mr. Kava.
22	Assignment and Assumption of Limited Liability Company Interest in WH/LVH Managers Voteco LLC, dated February 16, 2010, between Mr. Cramer and Mr. Weidman.
23	Assignment and Assumption of Limited Liability Company Interest in WH/LVH Managers Voteco LLC, dated July 30, 2010, among Mr. Angel, Mr. Kava and Mr. Weidman.
24	Letter, dated January 31, 2010, among The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. and Mr. Kava and Mr. Weidman.

(Page 7 of 8 Pages)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2011
WH/LVH MANAGERS VOTECO LLC
/s/ Yvette Kosic
By:	Yvette Kosic
Title:	Attorney-in-fact

PETER WEIDMAN
/s/ Yvette Kosic
By:	Yvette Kosic
Title:	Attorney-in-fact

ALAN STEVEN KAVA
/s/ Yvette Kosic
By:	Yvette Kosic
Title:	Attorney-in-fact

(Page 8 of 8 Pages)